Exhibit 99(a)(20)

Wavecom security holders are encouraged to read carefully the applicable documents listed below and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer.

Copies of the note d’information on the takeover bid launched by Sierra Wireless France for Wavecom approved by the Autorité des marchés financiers (“AMF”) under visa n°09-002 dated January 6, 2009 and of the “other information document” are available on the websites of Sierra Wireless, Inc. (www.sierrawireless.com) and of the AMF (www.amf-france.org) and can be obtained for free from Lazard Frères Banque, 121 boulevard Haussmann, 75008 Paris.

Copies of the note en réponse of Wavecom approved by the AMF under visa n°09-003 dated January 6, 2009 and of the “other information document” are available on the websites of Wavecom (www.wavecom.fr) and of the AMF (www.amf-france.org) and can be obtained for free from Wavecom, 3, esplanade du Foncet, 92442 Issy les Moulineaux, and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris.

Copies of the Tender Offer Statement on Schedule TO filed by Sierra Wireless France SAS and the Schedule 14D-9 filed by Wavecom, with the SEC, are available from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless France SAS will also be available for free at Sierra Wireless’ website (www.sierrawireless.com) and Wavecom’s website at (www.wavecom.fr).

(Unofficial English translation of the script for an outbound calling program directed only at shareholders in France. Original in French.)

“Hello,

My name is              and I am calling from the Wavecom shareholders’ information center.

I am calling with respect to the tender offer of Sierra Wireless France for Wavecom shares to ensure that you have received all necessary information to make a decision.

As a reminder, Sierra Wireless France is proposing to pay 8.50 euros in cash per Wavecom ordinary share and 31.93 euros (plus accrued but unpaid interest) per OCEANE tendered to the offer. The Sierra Wireless France offer will close on February 12, 2009 at 5 pm (French time).

If you have not received all information necessary to make a decision you may contact your usual financial intermediary before the close of the offer.

For more information, you may also call the following toll-free number : 00800 5464 5464.

Thank you very much for your time and attention”